

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2009

Via U.S. Mail and Fax (416) 203-0099
Mr. Hemdat Sawh
Chief Financial Officer
Crystallex International Corporation
18 King Street East, Suite 1210
Toronto, Ontario
Canada M5C 1C4

      Re: Crystallex International Corporation
              Form 40-F for the Fiscal Year Ended December 31, 2007
              Filed April 1, 2008

              Form 40-F for the Fiscal Year Ended December 31, 2008
              Filed March 31, 2009

              File No. 1-14620

Dear Mr. Sawh:

We have reviewed your response letter dated March 31, 2009, along with the filings referenced above, and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the fiscal year ended December 31, 2008

Note 7 – Share capital, options

1. Please tell us how you analyzed, for U.S. GAAP purposes, the requirement to record your stock options as liabilities in accordance with paragraph 33 of SFAS 123(R). Refer also to footnote 19 of that paragraph, which indicates that liability treatment is appropriate unless options granted are for a fixed exercise price denominated in your functional currency or for a fixed exercise price denominated in the same currency as employees are paid. Given that your functional currency is the U.S. dollar and your options appear to be denominated in Canadian dollars, it would seem that liability treatment is required if employees in the U.S. or elsewhere are paid in a currency other than Canadian dollars. Refer also to paragraph 50 and Illustration 10 in paragraphs A127-A133 of SFAS 123(R). In addition, please provide your analysis of this issue pursuant to Canadian GAAP. If you believe the issue to be immaterial to your financial statements, please explain how you arrived at that conclusion.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief